SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SRI/Surgical Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464W104 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 78464W104	Page 2 of 8

1	NAME OF REPORTING PERSON James T. Boosales I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 800,500 6 SHARED VOTING POWER 7 SOLE DISPOSITIVE POWER 800,500 8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 78464W104	Page 3 of 8

1	NAME OF REPORTING PERSON Boosales Family Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 784,000 6 SHARED VOTING POWER 7 SOLE DISPOSITIVE POWER 784,000 8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 78464W104	Page 4 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Boosales Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 784,000 6 SHARED VOTING POWER 7 SOLE DISPOSITIVE POWER 784,000 8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 78464W104	Page 5 of 8

Item 1.	(a)	Name of Issuer:

SRI/Surgical Express, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

12425 Racetrack Road Tampa, FL 33626

Item 2.	(a)	Name of Person Filing:

(1) James T. Boosales

(2) Boosales Family Limited Partnership

(3) Boosales Holdings, Inc.

Item 2.	(b)	Address of Principal Business Office or if None, Residence:

(1) 2145 Glenbrook Close Palm Harbor, Florida 34683

(2) 2145 Glenbrook Close Palm Harbor, Florida 34683

(3) 2145 Glenbrook Close Palm Harbor, Florida 34683

Item 2.	(c)	Citizenship:

(1) United States of America

(2) Colorado

(3) Colorado

Item 2.	(d)	Title of Class of Securities:

Common Stock

Item 2.	(e)	Cusip Number:

78464W104

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

N/A

CUSIP NO. 78464W104	Page 6 of 7

Item 4.	Ownership

	(a)	Amount Beneficially Owned (describe): (1) 800,500* (2) 784,000 (3) 784,000

*       This amount includes 784,000 shares of Common Stock owned by the Boosales Family Limited Partnership, a Colorado limited partnership of which Boosales Holdings, Inc., a Colorado corporation, is the general partner. Mr. Boosales and his wife, Bonny, jointly own all of the issued and outstanding voting stock of Boosales Holdings, Inc.

	(b)	Percent of Class: (1) 12.8% (2) 12.5% (3) 12.5%

	(c)	Number of shares as to which such person has:

(1):

		(i)	sole power to vote or to direct the vote: 800,500

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 800,500

		(iv)	shared power to dispose or to direct the disposition of:

(2):

		(i)	sole power to vote or to direct the vote: 784,000

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 784,000

		(iv)	shared power to dispose or to direct the disposition of:

(3):

		(i)	sole power to vote or to direct the vote: 784,000

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 784,000

		(iv)	shared power to dispose or to direct the disposition of:

CUSIP NO. 78464W104	Page 7 of 8

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Bonny Boosales, Mr. Boosales’s wife, has the power to direct the receipt of dividends from, or the proceeds from the sale of, 784,000 shares of Common Stock owned by Boosales Family Limited Partnership, which power is shared with Mr. Boosales.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item. 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

6.1

CUSIP NO. 78464W104	Page 8 of 8

Exhibit:

Exhibit 1: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

/s/ JAMES T. BOOSALES JAMES T. BOOSALES	BOOSALES FAMILY LIMITED PARTNERSHIP

	By:	Boosales Holdings, Inc., its general partner

	By:	/s/ James T. Boosales
James T. Boosales, President

BOOSALES HOLDINGS, INC.

By:	/s/ James T. Boosales
James T. Boosales, President